# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REGIONAL HEALTH PROPERTIES, INC., CIK 0001004724
CUSIP: 75903M200
Title of class of securities: 10.875% Series A Cumulative Redeemable Preferred Stock
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Date of event which requires filing of this statement: 02/11/2025
Amends the filing with accession number 0001193805-23-000869
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, Seattle, Washington (WA), 98105, 917-528-1465

## Reporting persons
- Charles Frischer (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 468,673; shared voting power 0; sole dispositive power 468,673; shared dispositive power 0; aggregate amount beneficially owned 468,673 (20.8% of the class)
- Libby Frischer Family Partnership (CIK 0001426397): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: 10.875% Series A Cumulative Redeemable Preferred Stock
Name of issuer: REGIONAL HEALTH PROPERTIES, INC.
Address of issuer's principal executive offices: 1050 Crown Pointe Parkway, Suite 720, Atlanta, Georgia (GA), 30338
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment") amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and the Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018, as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018, as amended by Amendment No. 4 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 4, 2019, as amended by Amendment No. 5 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 2, 2021, as amended by Amendment No. 6 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on July 1, 2021, as amended by Amendment No. 7 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on March 7, 2022, as amended by Amendment No. 8 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 7, 2022, as amended by Amendment No. 9 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 17, 2023, as amended by Amendment No. 10 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 20, 2023 with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value ("Series A Preferred Shares"), and Common Stock, no par value ("Common Shares"), of Regional Health Properties, Inc., a Georgia corporation (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 11, 2025, the Partnership directly owns 11,000 Series A Preferred Shares representing 0.4% of the total outstanding Series A Preferred Shares. As of February 11, 2025, Mr. Frischer directly or through his IRA owns 468,673 Series A Preferred Shares and 100,501 Common Shares. Mr. Frischer is the sole general partner of the Partnership. Accordingly, Mr. Frischer indirectly beneficially owns 479,673 Series A Preferred Shares representing approximately 20.8% of the outstanding Series A Preferred Shares and 5.3% of the outstanding Common Shares. The percentages set forth above and on the cover pages hereto represent percentages based on a total of 2,252,000 Series A Preferred Shares outstanding and 1,879,249 Common Shares outstanding on November 19, 2024, which amount is derived from amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Series A Preferred Shares and the Common Shares owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Series A Preferred Shares and the Common Shares owned by the other Reporting Persons other than the Series A Preferred Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 479,673 Series A Preferred Shares and 100,501 Common Shares.
Other persons with the right to receive dividends or sale proceeds:
Right to receive dividends or proceeds

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Beneficial ownership of less than five percent

Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

## Signatures
- Charles Frischer: /s/ Charles Frischer, Charles Frischer (02/18/2025)
- Libby Frischer Family Partnership: /s/ Charles Frischer, Charles Frischer/General Partner (02/18/2025)